

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2010

I. Richard Garr
President & Chief Executive Officer
Neuralstem, Inc.
9700 Great Seneca Highway
Rockville, MD 20850

> **Re: Neuralstem, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2010**
> **File No. 001-33672**

Dear Mr. Garr:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief